SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 10 October, 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


October 10, 2003


                BP COMPLETES SALE OF KALTIM PRIMA COAL STAKE TO
                               PT BUMI RESOURCES

BP announced today that it has completed the sale of its 50 per cent interest in the Indonesian coal mining company PT Kaltim Prima Coal (KPC) to PT Bumi Resources for $250 million in cash including assumed debt.

PT Bumi Resources, a publicly quoted Indonesian company, has also completed an identical deal with Rio Tinto for their 50 per cent interest in KPC and is therefore now the sole owner of KPC.

The completion of the KPC sale means that BP no longer has any coal interests, its other coal operations having been sold in 1989-90.

Notes to Editors:

- KPC operates a world-class coal mine located near Sangatta in East Kalimantan, Indonesia, which produces around 18 million tonnes of steaming coal per annum.

- KPC directly employs about 2,700 people and contributes around $450 million each year in export revenue to Indonesia.

- BP's advisors on the transaction were JP Morgan (financial) and Linklaters (legal).

Further information: BP Press Office, London, tel: +44 (0)207 496 4358/4708


                                    - ENDS -


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 10 October, 2003                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary